                                             As Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-107137


                                   PROSPECTUS
                                  NEXMED, INC.
                                4,405,752 Shares
                                  Common Stock

         This prospectus relates to the resale, from time to time, of up to 4,405,752 shares of Common Stock of NexMed, Inc., a Nevada corporation, all of which are being offered by the selling shareholders named in this prospectus.

         2,916,668 shares consist of shares of Common Stock issued pursuant to a Common Stock and Warrant Purchase Agreement dated as of July 2, 2003. 1,327,084 shares consist of 130% of the number of shares of Common Stock issuable upon exercise of warrants (issued pursuant to such Agreement) with an exercise price of $5.04 per share. The warrants were issued to the purchasers of the Common Stock. 162,000 Shares consist of additional shares which may be issuable upon conversion, or payment of accreted amounts under, our 5% Convertible Notes due November 30, 2005 as a result of the downward adjustment of the conversion price of such Convertible Notes. See "Selling Shareholders" at page 14.

         Although we will receive the exercise price of any warrants exercised by the selling shareholders for cash, all net proceeds from the sale of the shares of Common Stock offered by this prospectus will go to the selling shareholders; we will not receive any proceeds from such sales. Assuming all of the warrants are exercised for cash, we would receive gross proceeds of approximately $5,145,000.

         Our Common Stock is listed on the Nasdaq Stock Market under the ticker symbol "NEXM". On July 15, 2003, the last reported sale price of our Common Stock was $4.33 per share.

                              ---------------------

         THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 6, IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

                              ---------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

WHERE YOU CAN FIND MORE INFORMATION ....................................    3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ........................    3

INFORMATION ABOUT US ...................................................    4

RISK FACTORS ...........................................................    6

USE OF PROCEEDS ........................................................   14

SELLING SHAREHOLDERS ...................................................   14

PLAN OF DISTRIBUTION ...................................................   18

LEGAL MATTERS ..........................................................   20

EXPERTS ................................................................   20



                  The date of this prospectus is July 28, 2003

         No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by NexMed, Inc., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an internet website address at http:/www.nexmed.com. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's web site at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

         (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

         (2) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003;

         (3) Our Current Reports on Form 8-K dated February 6, 2003, June 2, 2003 and June 12, 2003;

         (4) Our definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2003;

         (5) The description of our articles of incorporation and bylaws, both contained in our Registration Statement on Form 10-SB (File No. 0-22245), dated March 14, 1997, including any amendment or report filed for the purpose of updating such information; and

         (6) The description of our securities contained in our Registration Statement on Form S-3 (File No. 333-46976), dated September 29, 2000, including any amendment or report filed for the purpose of updating such information.

      You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

                                  NexMed, Inc.
                             350 Corporate Boulevard
                         Robbinsville, New Jersey 08691
                          Attention: Ms. Vivian H. Liu
                                 (609) 208-9688

      You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

         All references in this prospectus to "NexMed," the "Company," "us," "our," "registrant," or "we" include NexMed, Inc., a Nevada corporation, and any subsidiaries or other entities that we own or control. All references in this prospectus to "Common Stock" refer to our Common Stock, par value $.001 per share. All references in this prospectus to "warrants," refer to the warrants to purchase shares of our Common Stock held by the selling shareholders.

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus.

                              INFORMATION ABOUT US

         We have been in existence since 1987. Since 1994, we have positioned ourselves as a pharmaceutical and medical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems.

         We are currently focusing our efforts on new and patented topical pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT(R), which may enable an active drug to be better absorbed through the skin. The NexACT(R) transdermal drug delivery technology is designed to enhance the absorption of an active drug through the skin, overcoming the skin's natural barrier properties and enabling high concentrations of the active drug to rapidly penetrate the desired site of the skin or extremity. Successful application of the NexACT(R) technology would improve therapeutic outcomes and reduce gastrointestinal or other systemic side effects that often accompany oral medications.

         We intend to continue our efforts developing topical treatments including cream, gel, patch and tape, based on the application of NexACT(R) technology to drugs: (1) previously approved by the FDA, (2) with proven efficacy and safety profiles, (3) with patents expiring or expired and (4) with proven market track records and potential.

         We are focusing our application of the NexACT(R) technology to Alprox-TD(R) cream for the treatment of male erectile dysfunction. We are also developing Femprox(R) cream for female sexual arousal disorder. We have explored the application of the NexACT(R) technology to other drug compounds and delivery systems, and are in the early stages of developing new topical treatments for nail fungus, premature ejaculation, urinary incontinence, wound healing, and the prevention of nausea and vomiting associated with post-operative surgical procedures and cancer chemotherapy.

         Alprox-TD(R) is an alprostadil-based cream treatment intended for patients with mild, moderate or severe erectile dysfunction. Our clinical studies have demonstrated that NexACT(R) enhancers promote the rapid absorption of alprostadil and improve clinical responses. In December 2002, we completed our two pivotal Phase 3 studies for Alprox-TD(R), which tested over 1,300 patients at 82 sites throughout the U.S. The two pivotal studies were randomized, double-blind, placebo-controlled, and designed to confirm the efficacy and safety of Alprox-TD(R) in patients with various degrees of erectile dysfunction. On June 12, 2003 we announced positive top-line results from our two pivotal Phase 3 studies, with data indicating that the three dose levels of Alprox-TD(R) tested were effective over placebo in each study and in the combined analysis of the two studies. The side effects reported were mostly mild to moderate, localized and transient.

         In March 2002, we initiated a Phase 3 open-label study for Alprox-TD(R). The purpose of the new study was to confirm the safety of Alprox-TD(R) on a longer term basis and included new patients as well as those who completed testing in one of the two pivotal Phase 3 studies and elected to continue using Alprox-TD(R) for an additional period. In November 2002, we halted the open-label study of Alprox-TD(R) due to FDA concerns about results of our 26-week transgenic mice study. In January 2003, we met with the FDA and successfully addressed their issues regarding the results of the transgenic mice study and in February 2003, we were cleared by the FDA to continue with the open-label study of Alprox-TD(R). However, it remains to be determined by the FDA if any data from the halted study can be used for our filing of the New Drug Application ("NDA") for Alprox-TD(R). Assuming that we do not include the data from the halted study, we anticipate that we will file the NDA during the first half of 2004. Completion of the open-label study is not a prerequisite for our NDA submission; however, it is possible that we may not have successful clinical results or receive FDA approval on a timely basis, if at all.

         In April 2002, Alprox-TD(R) was launched in Hong Kong under the Befar(R) trademark. The product, which has been selling in China since October 2001, is manufactured and marketed by a local affiliate of Vergemont International Limited, our Asian licensee. We receive from our Asian licensee royalty payments and payments for manufacturing supplies in connection with the distribution of Befar(R) in China and will receive such payments in other Asian markets once Befar(R) is approved for marketing in such other markets. Befar(R), along with the currently approved oral erectile dysfunction product, are currently classified in China as controlled substances, and their distribution is limited to prescription by certain urologists and dispensing through hospitals. In addition, China has a limited number of patients who can afford erectile dysfunction treatments. In December 2002, our Asian licensee entered into a licensing agreement with CJ Corporation, one of the five largest pharmaceutical companies in South Korea. Pursuant to the terms of the agreement, CJ Corporation will develop, file for regulatory approval, market and distribute Befar(R) in South Korea. Our Asian licensee also has an NDA pending with the Health Science Authority for approval to market the product in Singapore.

         Femprox(R) is an alprostadil-based cream product intended for the treatment of female sexual arousal disorder. We have completed the testing of 98 patients for a Phase 2 clinical study with Femprox(R). This multi-center at home use study is randomized, double-blind, placebo-controlled, and designed to investigate the efficacy and safety of the Femprox(R) cream in pre-menopausal women diagnosed with female sexual arousal disorder. We intend to continue with the clinical development of Femprox(R) pending the availability of a partnering agreement.

         We are working with various pharmaceutical companies in order to explore the introduction of NexACT(R) into their existing drugs as a means of developing new patient-friendly topical products and extending patent lifespans. In August 2002, we entered into a research and development agreement with a major Japanese pharmaceutical company. Pursuant to the terms of this agreement, we will develop a new tape/patch treatment for urinary dysfunction which incorporates the Japanese partner's proprietary drug compound with the NexACT(R) technology. We received an upfront payment of 10 million Japanese Yen (approximately $90,000) with future periodic payments of up to 40 million Japanese Yen (approximately $360,000) to be made based on the achievement of certain development milestones. We will also retain the right to manufacture and commercialize the new product worldwide except in Japan. We anticipate that we will enter into additional R&D agreements during 2003 but we cannot assure you that we will be able to conclude any arrangement on a timely basis, if at all, or on terms acceptable to us.


                                  RISK FACTORS

RISKS RELATED TO THE COMPANY

WE HAVE A NEED FOR ADDITIONAL FINANCING.

         We are currently continuing with the development of Alprox-TD(R), but have put on hold the development of Femprox(R) and other pipeline products, pending the availability of additional financing. Our cash position as of July 15, 2003 is approximately $12.5 million, following successful completion of a private placement of Preferred Stock, yielding net proceeds to us of approximately $7,350,000, and of the Common Stock, yielding net proceeds to us of approximately $9,910,000. These placements have enabled us to resume research and development of Alprox-TD(R) at a consistent level. We have been actively seeking financing from the sale of equity or issuance of debt from private and public sources as well as from collaborative licensing and/or marketing arrangements with third parties, and since December 31, 2002, we have raised approximately $20 million net through the sale of the Preferred Stock, the exercise of warrants to purchase shares of our common stock and the issuance by the Company of notes, Common Stock and warrants to purchase shares of Common Stock. Our anticipated cash requirements for Alprox-TD(R) through the NDA filing in the first half of 2004, including completion of an open-label study, will be approximately $15 million. However, completion of the open-label study is not a prerequisite for our NDA submission. There is no assurance that the Company will be successful in obtaining financing on terms acceptable to it, if at all. If additional financing cannot be obtained on reasonable terms, future operations may need to be scaled back or discontinued.

WE CONTINUE TO INCUR OPERATING LOSSES.

         Our current business operations began in 1994 and we have a limited operating history. We may encounter delays, uncertainties and complications typically encountered by development stage businesses. We have generated minimal revenues from the limited sales of Befar(R) in Asia and our existing research and development agreement with our Japanese partner, and have not marketed or generated revenues in the U.S. from our products under development. We are not profitable and have incurred an accumulated deficit of $71,439,296 since our inception and through March 31, 2003. Our ability to generate revenues and to achieve profitability and positive cash flow will depend on the successful commercialization of our products currently under development. However, even if we eventually generate revenues from sales of our products currently under development, we expect to incur significant operating losses over the next several years.

OUR INDEPENDENT ACCOUNTANTS HAVE DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN FOR A REASONABLE PERIOD OF TIME.

         As a result of our losses to date, working capital deficiency and accumulated deficit, there is substantial doubt as to our ability to continue as a going concern for a reasonable period of time, and accordingly, our independent accountants have modified their report on our December 31, 2002 consolidated financial statements included in our annual report on Form 10-K in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. Our continuation is based on our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. Our independent auditors' going concern qualification may make it more difficult for us to obtain additional funding to meet our objectives. We anticipate that we will continue to incur significant losses until successful commercialization of one or more of our products, and we may never operate profitably in the future.

WE WILL NEED SIGNIFICANT FUNDING TO COMPLETE OUR RESEARCH AND DEVELOPMENT
EFFORTS.

         Our research and development expenses for the years ended December 31, 2002, 2001, and 2000 were $21,615,787, $12,456,384, and $6,892,283, respectively and $1,855,334 for the three months ended March 31, 2003. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, and through March 31, 2003 we have spent $52,550,682 on research and development. We anticipate that our expenses for research and development will be significantly lower in 2003 than in 2002. Given our current level of cash reserves and low rate of revenue generation, we will not be able to fully advance the development of our products unless we raise additional cash through financing from the sale of our securities and/or through partnering agreements. If we are successful in entering partnering agreements for our products under development, we will receive milestone payments, which will offset some of our research and development expenses.

         As indicated above, our anticipated cash requirements for Alprox-TD(R) through the NDA filing in the first half of 2004, including completion of an open-label study, will be approximately $15 million. However, completion of the open-label study is not a prerequisite for our NDA filing.

         We will also need significant funding to pursue our overall product development plans. In general, our products under development will require significant time-consuming and costly research and development, clinical testing, regulatory approval and significant additional investment prior to their commercialization. The research and development activities we conduct may not be successful; our products under development may not prove to be safe and effective; our clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed. Commercial sales of our products cannot begin until we receive final FDA approval. The earliest time for such final approval of the first product which may be approved, Alprox-TD(R), is sometime in early 2005. We intend to focus our current development efforts on the Alprox-TD(R) cream treatment, which is in the late clinical development stage.

WE WILL NEED TO PARTNER TO OBTAIN EFFECTIVE SALES, MARKETING AND DISTRIBUTION.

         We currently have no sales force or marketing organization and will need, but may be unable, to attract or afford qualified or experienced marketing and sales personnel. In addition, we will need to secure a marketing partner who is able to devote substantial marketing efforts to achieve market acceptance for our proprietary products under development. The marketing partner will need to spend significant funds to inform potential customers, including third-party distributors, of the distinctive characteristics and benefits of our products. Our operating results and long term success will depend, among other things, on our ability to establish (1) successful arrangements with domestic and international distributors and marketing partners and (2) an effective internal marketing organization. We are currently engaged in late stage discussions with several pharmaceutical companies regarding a strategic marketing partnership for the Alprox-TD cream. We have received a binding term sheet offer from one of the potential partners and anticipate that we will receive additional offers in the near future. At that time, we intend to make the final selection for partnering arrangements in the U.S. and/or Europe. However, all such offers are subject to the negotiation of complex contractual relationships, and we may not be able to negotiate such agreements on a timely basis, if at all, or on terms acceptable to us.

         In Asia, our subsidiary, NexMed International Limited, and our Asian licensee, Vergemont International Limited, entered into a license agreement in 1999 pursuant to which (1) Vergemont International Limited has an exclusive right to manufacture and to market in Asian Pacific countries, our Alprox-TD(R), Femprox(R) and three other of our proprietary products under development, and
(2) we receive a royalty on sales and supply, on a cost plus basis, the NexACT(R) enhancers that are essential in the formulation and production of our proprietary topical products. In 2002 and in the first quarter of 2003, we recorded only modest payments from our Asian licensee for royalties on sales of Befar(R) in China and Hong Kong and for manufacturing supplies purchased from us.

PRE-CLINICAL AND CLINICAL TRIALS ARE INHERENTLY UNPREDICTABLE. IF WE DO NOT SUCCESSFULLY CONDUCT THESE TRIALS, WE MAY BE UNABLE TO MARKET OUR PRODUCTS.

         Through pre-clinical studies and clinical trials, we must demonstrate that our products are safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. Our future clinical trials may not demonstrate the safety and effectiveness of our products or may not result in regulatory approval to market our products. The failure of the FDA to approve our products for commercial sales will have a material adverse effect on our prospects.

PATENTS AND INTELLECTUAL PROPERTY RIGHTS ARE IMPORTANT TO US BUT COULD BE CHALLENGED.

         Proprietary protection for our pharmaceutical products is of material importance to our business in the U.S. and most other countries. We have and will continue to seek proprietary protection for our products to attempt to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. Our success may depend on our ability to (1) obtain effective patent protection within the U.S. and internationally for our proprietary technologies and products, (2) defend patents we own, (3) preserve our trade secrets, and (4) operate without infringing upon the proprietary rights of others.

         We have nine U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT(R) technology and our NexACT-based products under development, such as Alprox-TD(R), Femprox(R), and our non-steroidal anti-inflammatory cream. We have three U.S. patents issued on the Viratrol(R) device and one patent application pending with respect to the technology, inventions and improvements that are significant to the Viratrol(R) device. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

         The following table identifies our nine U.S. patents issued for NexACT(R) technology and/or our NexACT-based products under development, and the year of expiration for each patent:

Patent Name                                                                                Expiration Date
-----------                                                                                ---------------
Topical Compositions Containing Prostaglandin E1                                           2019

Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction            2020

Compositions and Methods for Amelioration of Human Female Sexual Dysfunction               2017

Topical Compositions for PGE1 Delivery                                                     2017

Topical Compositions for Non-Steroidal Anti-Inflammatory Drug Delivery                     2017

Biodegradable Absorption Enhancers                                                         2009

Biodegradable Absorption Enhancers                                                         2008

Medicament Dispenser                                                                       2019

Crystalline Salts of dodecyl 2-(N, N-Dimethylamino)                                        2019

         While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

         There have been patents issued to others such as Vivus, Inc. and MacroChem Corporation on the use of alprostadil for the treatment of male or female sexual dysfunction. While we believe that our patents will prevail in any potential litigation, the holders of these competing patents could determine to commence a lawsuit against us and even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

WE DEPEND UPON THIRD PARTY MANUFACTURERS FOR OUR CHEMICAL MANUFACTURING
SUPPLIES.

         In 2002, we completed the construction of a 31,500 square foot industrial facility, located in East Windsor, New Jersey, which we are in the process of developing and validating as a manufacturing facility designed to meet the Good Manufacturing Practice (GMP) standards required by the FDA. We anticipate that our manufacturing facility will have the capacity to meet our anticipated needs for full-scale commercial production. Initially, we are utilizing the facility to manufacture Alprox-TD(R) and other NexACT(R)-based products under development for continuing clinical testing purposes. We are also validating the facility for GMP compliance, which is a requirement for our NDA filing with the FDA. If we do not successfully pass the Pre-Approved Inspection conducted by the FDA, our NDA filing will be delayed.

         In this regard, we depend on third party chemical manufacturers for alprostadil, the active drugs in Alprox-TD(R) and in other NexACT-based products under development, and for the supply of our NexACT(R) enhancers that are essential in the formulation and production of our topical products on a timely basis and at satisfactory quality levels. If our validated third party chemical manufacturers fail to produce quality products on time and in sufficient quantities, our results would suffer, as we would encounter costs and delays in revalidating new third party suppliers.

WE FACE SEVERE COMPETITION.

         We are engaged in a highly competitive industry. We expect competition from numerous existing companies, including large international enterprises, and others entering the industry. Most of these companies have greater research and development, manufacturing, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors' financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. Products developed by our competitors may be more effective than our products.

         Certain treatments for erectile dysfunction, such as needle injection therapy, vacuum constriction devices, penile implants, transurethral absorption and oral medications, currently exist, have been approved for sale in certain markets and are being improved. Currently known products for the treatment of erectile dysfunction developed or under development by our competitors include the following: (1) Caverject(R), Pharmacia & Upjohn Company's needle injection therapy; (2) Viagra(R), Pfizer, Inc.'s oral product to treat erectile dysfunction; and (3) Muse(R), Vivus, Inc.'s device for intra-urethral delivery of a suppository containing alprostadil. In addition, the following products are currently under development: (1) Cialis(R), an oral formulation to be marketed in the U.S. through a joint venture between ICOS and Eli Lilly & Co; (2) Uprima(R), an oral medication to be marketed in the U.S. by TAP Pharmaceuticals, a joint venture between Takeda Pharmaceuticals Japan and Abbott Laboratories; and (3) Levitra(R), an oral medication to be marketed through a collaborative effort of Bayer AG and GlaxoSmithKline, Inc.

WE MAY BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS, CREATING RISK AND EXPENSE.

         We are exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. We currently have liability insurance to cover claims related to our products that may arise from clinical trials, with coverage of $1 million for any one claim and coverage of $3 million in total, but we do not maintain product liability insurance and we may need to acquire such insurance coverage prior to the commercial introduction of our products. If we obtain such coverage, we have no guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against us if we are uninsured, or which is in excess of our insurance coverage, if any, could have a material adverse effect upon us and on our financial condition.

INDUSTRY RISKS

WE ARE VULNERABLE TO VOLATILE MARKET CONDITIONS.

         The market prices for securities of biopharmaceutical and biotechnology companies, including ours, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements, such as the results of testing and clinical trials, the status of our relationships with third-party collaborators, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by us or others and general market conditions, concerning us, our competitors or other biopharmaceutical companies, may have a significant effect on the market price of our common stock.

         The following table sets forth the range of high and low bid prices of our Common Stock for the calendar quarters indicated. The quotes listed below reflect inter-dealer prices or transactions solely between market-makers, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                      High Bid Price                      Low Bid Price
                                      --------------                      -------------
2000
----
First Quarter                         $22.250                             $3.563
Second Quarter                        $14.875                             $6.375
Third Quarter                         $19.437                             $9.062
Fourth Quarter                        $19.625                             $4.875

2001
----
First Quarter                         $10.250                             $3.812
Second Quarter                        $6.140                              $3.800
Third Quarter                         $5.360                              $2.220
Fourth Quarter                        $3.520                              $2.250

2002
----
First Quarter                         $4.860                              $2.360
Second Quarter                        $5.000                              $2.400
Third Quarter                         $2.550                              $1.670
Fourth Quarter                        $1.820                              $0.400

2003
----
First Quarter                         $1.990                              $0.800
Second Quarter                        $4.950                              $1.120
Third Quarter (to July 11)            $4.400                              $3.950
                       --

WE ARE SUBJECT TO NUMEROUS AND COMPLEX GOVERNMENT REGULATIONS.

         Governmental authorities in the U.S. and other countries heavily regulate the testing, manufacture, labeling, distribution, advertising and marketing of our proposed products. None of our proprietary products under development has been approved for marketing in the U.S. Before we market any products we develop, we must obtain FDA and comparable foreign agency approval through an extensive clinical study and approval process.

         The studies involved in the approval process are conducted in three phases. In Phase 1 studies, researchers assess safety or the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied in the Phase 1 study for a period of several months. In Phase 2 studies, researchers determine the drug's efficacy with short-term safety by administering the drug to subjects who have the condition the drug is intended to treat, assess whether the drug favorably affects the condition, and begin to identify the correct dosage level. Up to several hundred subjects may be studied in the Phase 2 study for approximately 6 to 12 months, depending on the type of product tested. In Phase 3 studies, researchers further assess efficacy and safety of the drug. Several hundred to thousands of patients may be studied during the Phase 3 studies for a period of from 12 months to several years. Upon completion of Phase 3 studies, a NDA is submitted to the FDA or foreign governmental regulatory authority for review and approval.

         Because we intend to sell and market our products outside the U.S., we will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. Our failure to meet each foreign country's requirements could delay the introduction of our proposed products in the respective foreign country and limit our revenues from sales of our proposed products in foreign markets.

         Successful commercialization of our products may depend on the availability of reimbursement to the consumer from third-party healthcare payers, such as government and private insurance plans. Even if we succeed in bringing one or more products to market, reimbursement to consumers may not be available or sufficient to allow us to realize an appropriate return on our investment in product development or to sell our products on a competitive basis. In addition, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental controls. In the U.S., federal and state agencies have proposed similar governmental control and the U.S. Congress has recently considered legislative and regulatory reforms that may affect companies engaged in the healthcare industry. Pricing constraints on our products in foreign markets and possibly in the U.S. could adversely affect our business and limit our revenues.

WE ARE SUBJECT TO ENVIRONMENTAL LAW COMPLIANCE.

         Most of our manufacturing and certain research operations are or will be affected by federal, state and local environmental laws. We have made, and intend to continue to make, necessary expenditures for compliance with applicable laws. While we cannot predict with certainty the future operating costs for environmental compliance, we do not believe they will have a material effect on our capital expenditures, earnings or competitive position.

RISKS RELATED TO THE OFFERING

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

         Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to pay dividends on our Common Stock in the foreseeable future. Full cumulative dividends on our Preferred Stock must be paid before any dividends are permitted to be paid on Common Stock. Therefore, you should not purchase our Common Stock if you need immediate or future income by way of dividends from your investment.

WE MAY ISSUE ADDITIONAL SHARES OF OUR CAPITAL STOCK THAT COULD DILUTE THE VALUE OF YOUR SHARES OF COMMON STOCK.

         We are authorized to issue 90,000,000 shares of our capital stock, consisting of 80,000,000 shares of our Common Stock and 10,000,000 shares of our preferred stock of which 1,000,000 is designated as Series A Junior

Participating Preferred Stock. As of July 15, 2003, 33,448,633 shares of our Common Stock and 765 shares of Preferred Stock were issued and outstanding, and 19,422,271 shares of our Common Stock were issuable upon the exercise of options, warrants, or other convertible securities (including the Preferred Stock and warrants and Convertible Notes held by the selling shareholders).

         In light of our need for additional financing, we may issue authorized and unissued shares of Common Stock at below current market prices or additional preferred stock that could dilute the earnings per share and book value of your shares of our Common Stock.

THE PROVISIONS OF NOTES AND WARRANTS PREVIOUSLY ISSUED WOULD SUBJECT OUR SHAREHOLDERS TO FURTHER DILUTION IF WE WERE TO ISSUE COMMON STOCK AT PRICES BELOW MARKET OR BELOW THE CONVERSION PRICE IN SUCH NOTES OR PREPAY ACCRUED AMOUNTS OR PRINCIPAL THROUGH REQUIRED CONVERSIONS.

         In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, our convertible notes and certain warrants provide (with certain exceptions) for an adjustment of the conversion price or exercise price if we issue shares of common stock at prices lower than the conversion price or exercise price or the then prevailing market price. This means that if we need to raise equity financing at a time when the market price for our common stock is lower than the conversion price, or exercise price, or if we need to provide a new equity investor with a discount from the then prevailing market price, then the conversion price or exercise price will be reduced and the dilution to shareholders increased. In addition, we are permitted (with certain exceptions) to require conversion of up to $250,000 principal amount of such notes every month. If we do so, the notes would convert valuing our common stock at a price equal to 90% of then average market value, which would result in additional dilution. The same formula (with the same dilutive result) applies if accreted amounts due on the notes are "paid" in our common stock rather than in cash, at our election.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of Common Stock offered by this prospectus. All proceeds from the sale of the shares covered by this prospectus will be for the account of the selling shareholders named herein. See "Selling Shareholders" and "Plan of Distribution." However, assuming all of the warrants are exercised by the selling shareholders, and that "cashless exercise" provisions of the warrants are not utilized, we would receive approximately $5,145,000 in gross proceeds from those exercises. Any such proceeds will be used for working capital purposes.


                              SELLING SHAREHOLDERS

         This prospectus covers only the resale of shares of our Common Stock by selling shareholders. The number of shares of Common Stock that may be actually sold by the selling shareholders will be determined by such selling shareholders.

         The selling shareholders are the persons and/or entities listed in the table below who own Common Stock, Preferred Stock, Convertible Notes or warrants to purchase shares of our Common Stock. We are registering for resale by the 12 selling shareholders named herein, an aggregate of 4,405,752 shares of Common Stock.

         Pursuant to a Common Stock and Warrant Purchase Agreement dated as of July 2, 2003 among us, Royal Bank of Canada and the other parties named therein, we issued and sold to such selling shareholders on that date, for an aggregate purchase price of $10,500,000, 2,916,668 shares of Common Stock and warrants to purchase an aggregate of 1,020,832 shares of our Common Stock at an initial exercise price of $5.04 per share, subject to adjustment.

         The warrants provide for proportionate adjustments in the event of stock splits, stock dividends and reverse stock splits, as well as weighted average price anti-dilution protection.

         Pursuant to the terms of an Investor Rights Agreement dated as of July 2, 2003 between the Company and the holders of the Common Stock and warrants, we agreed to register for resale the shares of Common Stock purchased pursuant to the Common Stock and Warrant Purchase Agreement and 130% of the number of shares issuable on exercise of the warrants.

         Pursuant to the terms of a registration rights agreement dated June 11, 2002, we agreed to register for resale shares that the two holders of our Convertible Notes would receive on conversion of the Convertible Notes. Resale of such shares has been registered on a registration statement filed with, and declared effective by, the Securities and Exchange Commission. Pursuant to the anti-dilutive provisions of the Convertible Notes, we have been required to adjust downward the conversion rate of the Notes to $1.96, resulting in a greater number of shares of Common Stock becoming issuable on conversion. We are registering an additional 162,000 shares of our Common Stock in order to remain in compliance with the terms of such registration rights agreement, and these additional shares are covered by the Registration Statement of which this prospectus forms a part.

         In connection with the sale of the Common Stock and warrants we paid a finder's fee to Tail Wind Advisory and Management Ltd. of $525,000.

         No proceeds can be expected to be received from the exercise of the warrants unless the market price of our common stock is higher than the applicable exercise price.

         No commissions are payable by us or the holders of the warrants in connection with an exercise.

         The following table sets forth, as of July 15, 2003 (except as otherwise indicated in the footnotes): (1) the name of each selling shareholder,
(2) the number and percentage of shares of our Common Stock beneficially owned by each selling shareholder, including the number of shares purchasable upon exercise of warrants, and conversion of Preferred Stock and Convertible Notes,
(3) the maximum number of shares of Common Stock which the selling shareholders can sell pursuant to this prospectus and (4) the number and percentage of shares of Common Stock that the selling shareholders would own if they sold all their shares registered by this prospectus. Each selling shareholder will receive all of the net proceeds from the sale of its shares of Common Stock offered by this prospectus.

         Because the selling shareholders may sell all or part of their shares of Common Stock pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of Common Stock that the selling shareholders will hold in the aggregate at the end of the offering covered by this prospectus.

                                                               PERCENTAGE       NUMBER OF
                                                               OF CLASS          SHARES           NUMBER OF
                                                               OWNED BY         OF COMMON         SHARES OF       PERCENTAGE OF
                                                               THE SELLING        STOCK          COMMON STOCK   CLASS TO BE OWNED
     NAME OF                             NUMBER OF SHARES OF   SHAREHOLDER    BEING REGISTERED    TO BE OWNED    BY THE SELLING
     SELLING                             COMMON STOCK OWNED    BEFORE THIS       BY THIS          AFTER THIS     SHAREHOLDER AFTER
   SHAREHOLDER                          BEFORE THIS OFFERING   OFFERING (5)    PROSPECTUS (6)      OFFERING       THIS OFFERING (8)
   ------------                         --------------------   ------------   ----------------   ------------    -----------------
       (1)
       ----
  Royal Bank of Canada                     1,875,000 (2)            5.53%       2,020,833                0                 *
  The Tail Wind Fund Ltd. (4)              2,683,558 (2)(3)         7.50%         611,000 (7)    2,222,731 (9)         6.23%
  Solomon Strategic Holdings, Inc. (4)       539,622 (2)(3)         1.59%         116,835 (7)      460,299 (10)        1.36%
  Midsummer Investment, Ltd.                 693,755 (2)(3)         2.05%         404,167          318,755 (11)            *
  Omicron Master Trust                       187,500 (2)                *         202,083                0                 *
  Provident Master Fund, Ltd.                266,597 (2)(3)             *         101,041          172,848 (12)            *
  Chula Partners, LP                         151,876 (2)(3)             *          60,625           95,626 (13)            *
  Dynamic Equity Hedge Fund                   46,407 (2)                *          40,417            8,907 (14)            *
  Morton A. Cohen TTEE FBO The                37,500 (2)                *          40,417                0                 *
  Morton A. Cohen Revocable Living Trust
  Viking Global Equities LP                  370,550 (2)            1.11%         222,292          164,300 (15)            *
  VGE III Portfolio Ltd.                     303,850 (2)                *         181,875          135,100 (15)            *
  Islandia, L.P.                             375,000 (2)            1.12%         404,167                0                 *
Totals                                     7,531,215               19.95%       4,405,752        3,578,566             9.74%


* Less than 1%


(1) None of the selling shareholders nor any of their officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

(2) Includes shares of Common Stock and warrants to purchase shares of Common Stock issued in connection with the Common Stock and Warrant Purchase Agreement dated July 2, 2003.

(3) Includes shares of Common Stock issuable on conversion of Preferred Stock held by the selling shareholders as of July 15, 2003 at a conversion price of $1.5686 per share but does not include shares of Common Stock issuable upon the exercise of warrants which were purchased in connection with our Preferred Stock and Warrant offering of April 21, 2003 and which are not exercisable until April 21, 2005 (See footnotes 9-13 for the number of shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of such warrants by each selling shareholder). The agreements we entered into with the purchasers of Preferred Stock prohibit each such purchaser from converting Preferred Stock or exercising the warrants issued in connection with the sale of Preferred Stock to the extent that, upon such conversion or exercise, such purchaser's and its affiliates' beneficial ownership of the Company's Common Stock (excluding beneficial ownership of Common Stock by virtue of ownership of certain securities or rights to acquire securities that have similar limitations on the right to convert, exercise or purchase) would exceed 4.95% of the total number of shares of Common Stock of the Company then issued and outstanding.

(4)  As of July 8, 2003.

(5) This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 33,448,633 shares of Common Stock outstanding as of July 15, 2003 plus the number of shares of Common Stock issuable upon the exercise of options, warrants or other convertible securities held by the selling shareholder before this offering. This percentage includes shares of Common Stock issuable on conversion of the Preferred Stock, but excludes shares of Common Stock issuable on exercise of warrants not exercisable within 60 days.

(6) Pursuant to the terms of an Investor Rights Agreement dated as of July 2, 2003 between the Company and the holders of the Common Stock and warrants, we agreed to register for resale the shares of Common Stock purchased pursuant to the Common Stock and Warrant Purchase Agreement and 130% of the number of shares issuable on exercise of the warrants purchased pursuant to such Agreement.

(7) Pursuant to the terms of a registration rights agreement dated June 11, 2002 with The Tail Wind Fund, Ltd. and Solomon Strategic Holdings, Inc., we agreed to register for each such selling shareholder a number of shares of Common Stock equal to 130% of the number of shares issuable upon full conversion of the Convertible Notes (currently at $1.96 per share) plus 100% of the number of shares of Common Stock issuable upon the exercise of warrants. Resale of such shares has been registered on registration statements filed with, and declared effective by, the Securities and Exchange Commission. Pursuant to the anti-dilutive provisions of the Convertible Notes and a separate agreement with such holders, we have been required to adjust downward the conversion rate of the Notes, resulting in a greater number of shares of Common Stock becoming issuable on conversion. We are registering an additional 162,000 shares of our Common Stock in order to remain in compliance with the terms of such registration rights agreement.

(8) This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 33,448,633 shares of Common Stock outstanding as of July 15, 2003 plus the number of shares of Common Stock issuable upon the exercise of all options, warrants or other convertible securities held by the selling shareholder after this offering, assuming the sale by the selling shareholder of all of its shares covered by this prospectus. This percentage includes shares of Common Stock issuable on conversion of the Preferred Stock, but excludes shares of Common Stock issuable on exercise of warrants not exercisable within 60 days.

(9) Consists of 14,317 shares of Common Stock, 382,507 shares issuable upon the conversion of Preferred Stock and 1,825,907 of the 1,836,735 shares of Common Stock issuable upon conversion of the Notes. The resale of these shares has been registered under Registration Statements Number 333-96813 and 333-105509. Does not include 329,912 shares of Common Stock issuable upon the exercise of warrants which are not exercisable until April 21, 2005.

(10) Consists of 5,437 shares of Common Stock and 454,862 of the 459,184 shares of Common Stock issuable upon conversion of the Notes. The resale of these shares has been registered under Registration Statements 333-96813 and 333-105509. Does not include 54,985 shares of Common Stock issuable upon the exercise of warrants which are not exercisable until April 21, 2005.

(11) Consists of 318,755 shares of Common Stock issuable upon the conversion of the Preferred Stock. The resale of these shares has been registered under Registration Statement 333-105509. Does not include 274,927 shares of Common Stock issuable upon the exercise of warrants which are not exercisable until April 21, 2005.

(12) Consists of 902 shares of Common Stock, 44,444 shares of Common Stock issuable upon the exercise of warrants and 127,502 shares of Common Stock issuable upon the conversion of the Preferred Stock. The resale of the shares issuable upon conversion of the Preferred Stock has been registered under Registration Statement 333-105509. Does not include 109,971 shares of Common Stock issuable upon the exercise of warrants which are not exercisable until April 21, 2005.

(13) Consists of 95,626 shares of Common Stock issuable upon the conversion of the Preferred Stock. The resale of these shares has been registered under Registration Statement 333-105509. Does not include 82,478 shares of Common Stock issuable upon the exercise of warrants which are not exercisable until April 21, 2005.

(14) Consists of shares of Common Stock issuable upon the exercise of warrants.

(15) Consists of shares of Common Stock.

                              PLAN OF DISTRIBUTION

         We are registering the shares of Common Stock on behalf of the selling shareholders. Sales of shares may be made by selling shareholders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq National Market, any other exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

- a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

- purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

- ordinary brokerage transactions and transactions in which the broker solicits purchases;

-        through options, swaps or derivatives;

-        in privately negotiated transactions;

-        in making short sales or in transactions to cover short sales; and

-        put or call option transactions relating to the shares.

         The selling shareholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

         The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

         The selling shareholders and any broker-dealers that act in connection with the sale of shares may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling shareholders and each selling shareholder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

         The selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

         Upon being notified by a selling shareholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

- the name of each such selling shareholder and of the participating broker-dealer(s);

-        the number of shares involved;

-        the initial price at which the shares were sold;

- the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

- that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

-        other facts material to the transactions.

         In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling shareholder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

         We are paying all expenses and fees in connection with the registration of the shares. The selling shareholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

         Wells Fargo Bank Minnesota, N.A., located at P.O. Box 64854, South St. Paul, MN 55164-0854, is the transfer agent and registrar for our common stock.


                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the issuance of the shares of Common Stock offered by this prospectus have been passed upon on behalf of the Company by Schreck Brignone, Las Vegas, Nevada.


                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------


                                  NEXMED, INC.

                                4,405,752 Shares

                                  Common Stock


                             ----------------------

                                   PROSPECTUS

                             ----------------------


                                  July 28, 2003

--------------------------------------------------------------------------------